Delta Petroleum Corporation
Common Shares
247907207
April 19, 2007


CUSIP 247907207
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 7,082,514

6. 565,600

7. 7,082,514

8. 565,600

9. 635,600

10. n/a

11. 1.1%

12. IA


Item 1
(a) Delta Petroleum Corporation
(b) 370 Seventeenth Street, Suite 4300
    Denver, Colorado
    80202
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 247907207

Item 3
n/a

Item 4
(a) 635,600
(b) 1.1%
(c) (i) 7,082,514
    (ii) 565,600
    (iii) 7,082,514
    (iv)  565,600

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 25, 2007
Eric Sprott
Chief Executive Officer